UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

NORTHLAND CABLE PROPERTIES EIGHT LIMITED PARTNERSHIP

(Name of Subject Company)

Northland Cable Properties Eight Limited Partnership

Northland Communications Corporation

(Name of Person Filing Statement)

Participation Interests in Northland Cable Properties Eight Limited Partnership

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

John S. Whetzell

Chief Executive Officer

Northland Communications Corporation

101 Stewart Street, Suite 700

Seattle, Washington 98101

(206) 621-1351

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

Georges H.G. Yates, Esq.

Perkins Coie LLP

1201 Third Avenue, Suite 4800

Seattle, Washington 98101

(206) 359-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Solicitation/Recommendation Statement on Schedule 14D-9, as amended (this “Schedule 14D-9”), relates to an offer (the “Tender Offer”) by MPF Flagship Fund 14, LLC, MPF Blue Ridge Fund I, LLC, MPF Income Fund 25, LLC, MPF Badger Acquisition Co., LLC, MPF Dewaay Fund 7, LLC, MPF Dewaay Fund 8, LLC, MPF Dewaay Fund 6 LLC, MP Value Fund 8 LLC, and Mackenzie Patterson Fuller, (collectively, the “Purchasers”) to purchase up to all shares of participation interests (the “Units”) of Northland Cable Properties Eight Limited Partnership, a Washington limited partnership (“NCP-Eight”), at a price of $70.00 per Unit (the “Offer Price”) upon the terms and subject to the conditions set forth in the Offer to Purchase filed by the Purchasers with the Securities and Exchange Commission on August 17, 2011, as amended from time to time (the “Offer to Purchase”).

As discussed below, the Board of Directors of Northland Communications Corporation, NCP-Eight’s manager, unanimously recommends that NCP-Eight’s members (the “Limited Partners”) reject the Tender Offer and not tender the Units for purchase pursuant to the Tender Offer.

-i-

ITEM 1.	SUBJECT COMPANY INFORMATION

(a) Name and Address

The name and address and telephone number of the principal executive office of Northland Cable Properties Eight Limited Partnership is as follows:

Northland Cable Properties Eight Limited Partnership

101 Stewart Street, Suite 700

Seattle, Washington 98101

(206) 621-1351

Northland Communications Corporation

101 Stewart Street, Suite 700

Seattle, Washington 98101

(206) 621-1351

(b) Securities

This Schedule 14D-9 relates to the outstanding Units in NCP-Eight. As of September 7, 2011, there were 19,087 Units issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF THE FILING PERSONS

(a) Name and Address

NCP-Eight is a Washington limited partnership whose sole equity owners include its Limited Partners and a general partner. The general partner is Northland Communications Corporation, a Washington corporation (the “General Partner”). As the General Partner, Northland Communications Corporation manages the operations of NCP-Eight. NCP-Eight’s business consists of owning and operating cable television systems. NCP-Eight’s cable systems are operated as two separate operating groups located in and around the communities of Aliceville, Alabama and Swainsboro, Georgia. The business address and telephone number of each of NCP-Eight and the General Partner, the persons filing this Schedule 14D-9, are set forth in Item 1(a) above under the heading “Name and Address” and incorporated herein by reference.

(b) Tender Offer

This Schedule 14D-9 relates to the Tender Offer by the Purchasers to purchase all the Units in NCP-Eight, not already held by the Purchasers and their affiliates at a purchase price equal to $70 per Unit, less the amount of any distributions declared or made with respect to the Units between August 17, 2011 (the “Offer Date”) and September 30, 2011 or such other date to which the Tender Offer may be extended (the “Expiration Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase and the related assignment form.

MacKenzie Patterson Fuller, LP is the controlling entity of the Purchasers. The principal business address of MacKenzie Patterson Fuller, LP, each Purchaser, and each individual is 1640 School Street, Moraga, California 94556, and the business telephone number for each is 925-631-9100.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

To the knowledge of NCP-Eight, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between NCP-Eight or its affiliates and: (i) its executive officers, directors or affiliates; or (ii) the Purchasers or their respective executive officers, directors or affiliates, except for agreements, arrangements or understandings and actual or potential conflicts of interest noted below or discussed in Part III, Item 13 of NCP-Eight’s Annual Report on Form 10-K filed with the SEC on March 1, 2011, which excerpt is incorporated herein by reference. The Annual Report on Form 10-K was previously delivered to all holders of the Units and is available for free on the SEC’s web site at www.sec.gov.

In March of 2011, the General Partner engaged the services of RBC Capital Markets (f/k/a Daniels & Associates), a national recognized broker of cable television properties, to sell all of the assets of NCP-Eight in a closed-bid auction process. Bids were accepted from interested parties and reviewed by the General Partner. An affiliate of the General Partner,

Northland Cable Television, Inc., (“NCTV”) submitted a bid for the purchase of substantially all of NCP-Eight’s assets. After consideration of all bids, the General Partner determined that NCTV’s bid offered the highest price for the assets. In its final bid, NCTV offered $5,000,000.00 (the “Purchase Price”) for substantially all of the assets of NCP-Eight, subject to certain adjustments and conditions and the negotiation of a mutually acceptable asset purchase agreement.

NCTV and NCP-Eight are in the process of negotiating a definitive asset purchase agreement with respect to the proposed sale of NCP-Eight’s assets to NCTV. No assurance can be given that the parties will be able to negotiate a definitive agreement on terms that are mutually acceptable. If they do not enter into a definitive agreement, the General Partner will evaluate NCP-Eight’s other strategic alternatives, which may include continuing to operate NCP-Eight or a sale to an alternative party. The General Partner believes that, as a result of the process it undertook which led to the offer from NCTV, the tender of Units pursuant to the Offer to Purchase would likely be at a lower valuation than the amount offered by NCTV.

Assuming that NCTV and NCP-Eight enter into a definitive agreement relating to NCTV’s purchase of substantially all of the assets of NCP-Eight, the closing of that transaction will be subject to many conditions. At a minimum, material conditions of any obligation of NCTV to purchase the assets and pay the Purchase Price under a definitive asset purchase agreement are expected to include:

•	the vote of a majority of the Limited Partners in favor of the proposed sale;

•	receipt of a fairness opinion from a third-party opining that the proposed sale, from a financial point of view is fair to the Limited Partners;

•	financing for the proposed transaction is obtained on terms acceptable to NCTV;

•	each of NCP-Eight’s representations and warranties are true and correct at closing;

•	NCP-Eight shall have performed all covenants required of it;

•	no material litigation shall be pending or threatened;

•	all regulatory approvals and third party or governmental consents shall have been obtained;

•	there shall not have been any material adverse effect with respect to NCP-Eight; and

•	NCP-Eight shall have delivered all documentation required of it as required by the asset purchase agreement.

Even if the parties enter into a mutually acceptable asset purchase agreement, there is a risk that the sale will not occur due to certain of the conditions outlined above not having been met and the parties’ unwillingness to waive such conditions at closing. If all conditions of closing have been satisfied or waived, it is highly unlikely that the sale will close until at least March of 2012. Based on NCTV’s current offer, NCTV will pay only a portion of the Purchase Price at closing. A portion of the Purchase Price will be held back for 12 to 18 months to indemnify NCTV for any breach of the representations, warranties or covenants of NCP-Eight in the asset purchase agreement. The holdback amount could be as high or higher than 10% of the Purchase Price. The costs to complete the sale must be paid prior to closing. The General Partner expects that costs of completing the transaction could be $525,000.00 or more. All liabilities owed by NCP-Eight to its lender must be paid at or prior to closing. The General Partner anticipates that the amount NCP-Eight will owe to its lender will equal approximately $800,000.00 if closing were to occur on March 31, 2012. Additionally, NCP-Eight will be required to establish a reserve to pay the costs of winding up NCP-Eight’s business after the sale which the General Partner estimates at up to $250,000.00. In the event the sale closes, the General Partner anticipates that, in the aggregate, approximately $3,900,000.00 will be available for distribution to the Limited Partners after closing. Depending on the size of the indemnity escrow deposit, 10% of the Purchase Price, or up to $500,000.00 of this aggregate amount, will be available for distribution approximately 12 to 18 months thereafter, assuming no claims are made under the indemnification provisions of the asset purchase agreement. In such case, the anticipated total distribution to Limited Partners resulting from the sale to NCTV could be up to $200.00 per Unit, subject to the variables discussed herein.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

(a) Recommendation of the General Partner

The General Partner has carefully reviewed and analyzed the terms of the Tender Offer. The General Partner has determined that the terms of the Tender Offer are not advisable and are not in the best interests of NCP-Eight or its Limited Partners. Accordingly, the General Partner recommends that the Limited Partners reject the Tender Offer and not tender their Units for purchase pursuant to the Offer to Purchase.

The General Partner acknowledges that each Limited Partner must evaluate whether to tender its Units to the Purchasers pursuant to the Offer to Purchase and that an individual Limited Partner may determine to tender based on, among other things, the individual liquidity needs of such Limited Partner. The General Partner emphasizes that the sale of NCP-Eight to NCTV may not occur, or if it does, may occur on terms substantially different than those outlined herein.

When the General Partner and NCP-8 initially received the Offer to Purchase from the Purchasers, they mistakenly concluded that the Tender Offer represented a “mini-tender offer” similar to offers made to Limited Partners of NCP-8 and other affiliated limited partnerships in the past. According to guidance of the Securities and Exchange Commission (the “Commission”), a “mini-tender offer” is one that would result in the bidder owning no more than five percent of a company’s securities. While such mini-tender offers are subject to certain rules of the Commission pertaining to tender offers, they are not subject to other Commission tender offer rules. As a result of the mistaken conclusion that the Tender Offer was a mini tender offer, consistent with past practice in responding to mini-tender offers, NCP-8 furnished a letter to the Limited Partners dated August 17, 2011 (the “August 17th Letter”), filed as Exhibit (a)(2) hereto, that mischaracterized the Tender Offer as a mini-tender. The August 17, 2011 letter furnished to Limited Partners did not include a recommendation and expressed no opinion as to whether the Limited Partners should tender their Units in the offer. Limited Partners are advised to disregard the position of NCP-8 expressed in the August 17 Letter with regard to the Tender Offer. The recommendation of the General Partner in this Schedule 14D-9 supersedes in all respects the position described in the August 17th Letter.

(b) Reasons for the Recommendation of the General Partner

The General Partner’s recommendation is based on its belief that the Limited Partners will receive a higher distribution from the sale of the assets than from the Tender Offer. The General Partner estimates that the final distribution to the Limited Partners under the proposed sale of substantially all NCP-Eight’s assets to NCTV, could result in a distribution to Limited Partners of approximately $200.00 per unit. However, the sale of NCP-Eight’s assets to NCTV may not occur for the reasons described above. If that transaction is not consummated, the General Partner cannot predict whether a sale of NCP-Eight’s assets to another party is likely to occur or if it does occur, whether the consummation of an alternative transaction is likely to yield proceeds per Unit to Limited Partners that are significantly in excess of the price offered by the Purchasers in the Tender Offer.

(c) Intent to Tender

The General Partner has concluded, after reasonable inquiry, that neither it nor any executive officer, director, affiliate or subsidiary of the filing person currently intends to tender, sell or hold the subject securities that are held of record or beneficially owned by that person.

ITEM 5.	PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Not applicable.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

No transactions in the Units have been effected during the past 60 days by NCP-Eight, the General Partner, or, to the General Partner’s knowledge, by any of the General Partner’s directors, executive officers or affiliates.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Neither NCP-Eight nor the General Partner has undertaken nor is either engaged in any negotiations in response to the Tender Offer which relate to: (i) a tender offer or other acquisition of NCP-Eight’s securities by NCP-Eight, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving NCP-Eight or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of NCP-Eight or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of NCP-Eight.

Additionally, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Tender Offer which relates to or would result in one or more of the foregoing matters.

NCP-Eight is engaged in the negotiation of a sale of substantially all of its assets to NCTV, as outlined above. The efforts to sell the assets of NCP-Eight are not in response to the Tender Offer.

ITEM 8.	ADDITIONAL INFORMATION

Certain statements contained in this Schedule 14D-9 other than historical facts may be considered forward-looking statements. Such statements are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of NCP-Eight’s performance in future periods.

Such forward-looking statements can generally be identified by NCP-Eight’s use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue” or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this Schedule 14D-9 is filed with the SEC. NCP-Eight makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this Schedule 14D-9, and NCP-Eight does not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Any such forward-looking statements are subject to unknown risks, uncertainties and other factors and are based on a number of assumptions involving judgments with respect to, among other things, general economic conditions, the financial health of NCP-Eight’s tenants, and office occupancy rates in the markets in which NCP-Eight’s properties are located.

ITEM 9.	EXHIBITS

The following Exhibits are filed with this Schedule 14D-9:

Exhibit Number	Description

(a)(1)	Form of letter to Limited Partners dated September 7, 2011 from Richard I. Clark

(a)(2)	Form of letter to Limited Partners dated August 17, 2011 from Richard I. Clark

(e)(1)	Excerpt from the Annual Report on Form 10-K filed by Northland Cable Properties Eight Limited Partnership on March 1, 2011*

*	Incorporated by reference to the Annual Report on Form 10-K filed by Northland Cable Properties Eight Limited Partnership on March 1, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2011

NORTHLAND CABLE PROPERTIES
EIGHT LIMITED PARTNERSHIP
By:	Northland Communications Corporation
General Partner

By:	/s/ JOHN S. WHETZELL
John S. Whetzell, Chief Executive Officer

By:	/s/ RICHARD I. CLARK
Richard I. Clark, Executive Vice President

NORTHLAND COMMUNICATIONS CORPORATION

By:	/s/ JOHN S. WHETZELL
John S. Whetzell, Chief Executive Officer

By:	/s/ RICHARD I. CLARK
Richard I. Clark, Executive Vice President

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)	Form of letter to Limited Partners dated September 7, 2011 from Richard I. Clark

(a)(2)	Form of letter to Limited Partners dated August 17, 2011 from Richard I. Clark

(e)(1)	Excerpt from the Annual Report on Form 10-K filed by Northland Cable Properties Eight Limited Partnership on March 1, 2011*

*	Incorporated by reference to the Annual Report on Form 10-K filed by Northland Cable Properties Eight Limited Partnership on March 1, 2011.